Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2022

Financial Highlights

For the three months ended March 31, 2022, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated total revenues of $65.2 million, operating income of $17.5 million and net income of $26.8 million.

•	Generated Adjusted EBITDA of $43.4 million (1)

•	Generated distributable cash flow of $14.5 million (1)

•	Reported $96.3 million in available liquidity, which included cash and cash equivalents of $41.3 million at March 31, 2022.

Other Partnership Highlights and Events

•	Fleet operated with 99.7% utilization for scheduled operations and 92.8% utilization taking into account the scheduled drydockings of the Tordis Knutsen, the Anna Knutsen and the Vigdis Knutsen.

•	On April 13, 2022, the Partnership declared a quarterly cash distribution of $0.52 per common and Class B unit with respect to the quarter ended March 31, 2022 payable on May 12, 2022 to all common and Class B unitholders of record on April 28, 2022. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Convertible Preferred Units (“Series A Preferred Units”) with respect to the quarter ended March 31, 2022 in an aggregate amount equal to $1.7 million.

•	The Partnership entered into a new time charter agreement for the Tordis Knutsen with Petrobras that commenced on February 23, 2022 for a fixed period of five months, with an option for the charterer to extend the charter by one month.

•	The Partnership entered into a new time charter contract for the Anna Knutsen with a wholly owned subsidiary of the French oil major TotalEnergies for two years, with options for the charterer to extend the time charter by up to three further one-year periods. The charter commenced on April 28, 2022.

•	The Bodil Knutsen is currently operating under a time charter contract with the Partnership’s sponsor, Knutsen NYK Offshore Tankers AS (“Knutsen NYK”), which expires in June 2022. On May 11, 2022 the Partnership agreed to extend the charter to Knutsen NYK on the same terms for three further months, with options for Knutsen NYK to extend the time charter by up to nine additional one-month periods.

•	The current time charter for the Brasil Knutsen is expected to end in or around September 2022; however the Partnership is currently negotiating a proposed one-year time charter contract, with options to extend, with an oil major, to commence in or around September 2022.

Gary Chapman, Chief Executive Officer and Chief Financial Officer of KNOT Offshore Partners LP, commented, “With a high concentration of our vessels undergoing drydocks during the first half of 2022, our income and coverage for the first quarter were, as expected, lower than in previous quarters. However, our remaining vessels continued to perform strongly and the Partnership maintained very high scheduled utilization. While we do still expect the market environment to be bumpy through to at least the end of 2022, we are optimistic about the longer-term direction of the business and we are seeing a number of developments that support this view, including an increase in the number of enquiries we are receiving from customers, our demonstrated progress in securing a combination of interim and longer-term employment contracts for those vessels coming into the charter market in the coming months, and a series of positive FPSO deliveries and production start-up announcements from the major players in our main Brazilian market. With this supportive backdrop and notwithstanding the temporary effects of the several drydocks, our expectation is that we will continue to secure additional contracts, achieve high scheduled utilization, and deliver solid coverage over the longer term. On this basis, we were once again pleased to maintain our quarterly distribution to unitholders.”

(1)	EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

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Financial Results Overview

Total revenues were $65.2 million for the three months ended March 31, 2022 (the “first quarter”), compared to $72.1 million for the three months ended December 31, 2021 (the “fourth quarter”). The decrease was mainly due to off hire in connection with the scheduled drydockings for the Tordis Knutsen, the Anna Knutsen and the Vigdis Knutsen.

Vessel operating expenses for the first quarter of 2022 were $20.1 million, an increase of $1.6 million from $18.5 million in the fourth quarter of 2021. The increase was mainly related to increased bunkers costs for the Tordis Knutsen, the Anna Knusten and the Vigdis Knutsen in connection with their voyages to drydock.

Depreciation was $25.9 million for the first quarter, a decrease of $0.1 million from $26.0 million in the fourth quarter. The decrease related to drydock adjustments in the first quarter.

General and administrative expenses were $1.7 million for the first quarter compared to $1.6 million for the fourth quarter.

As a result, operating income for the first quarter was $17.5 million, compared to $26.0 million for the fourth quarter.

Interest expense for the first quarter was $6.7 million, a increase of $0.1 million from $6.6 million for the fourth quarter.

The realized and unrealized gain on derivative instruments was $16.4 million in the first quarter, compared to realized and unrealized gain of $4.1 million in the fourth quarter. The unrealized non-cash element of the mark-to-market gain was $18.2 million for the first quarter, compared to an unrealized gain of $6.3 million for the fourth quarter. All of the unrealized gain for the fourth quarter and the first quarter related to mark-to-market gains on interest rate swaps.

As a result, net income for the first quarter of 2022 was $26.8 million compared to $23.1 million for the fourth quarter of 2021.

Net income for the first quarter of 2022 decreased by $1.3 million from $28.1 million for the first quarter of 2021 to $26.8 million for the first quarter of 2022. Operating income for the first quarter of 2022 decreased by $10.1 million to $17.5 million, compared to $27.6 million in the first quarter of 2021, mainly due to lower utilization of the fleet due to offhire in connection with scheduled drydockings and increased depreciation costs for the fleet related to the Partnership’s change to the estimated useful life of its vessels from 25 years to 23 years. Total finance expense for the first quarter of 2022 increased by $9.0 million to $9.5 million, compared to finance expense of $0.5 million for the first quarter of 2021, mainly due to an increase in unrealized gain on derivative instruments.

Distributable cash flow was $14.5 million for the first quarter of 2022, compared to $23.3 million for the fourth quarter of 2021. The decrease was mainly as a result of lower utilization of the fleet due to offhire in the first quarter of 2022 arising from the scheduled drydockings and associated bunker costs. The distribution declared for the first quarter was $0.52 per common and Class B unit, equivalent to an annualized distribution of $2.08.

2

COVID-19

The outbreak of the coronavirus (“COVID-19”) continues to affect global economic activity; however the Partnership has continued to date to avoid any serious or sustained operational impacts, and there have been no effects on the Partnership’s contractual position. Enhanced protocols remain in place with a focus on ensuring the health and safety of our employees and crew onboard, while providing safe and reliable operations for our customers.

Although we have experienced some easing of travel restrictions and shortening of quarantine periods, costs related to the movement of maritime personnel and vessel operational logistics, including repairs and maintenance, remain above their historical average, though we believe such costs may now have reached their peak.

Other than 5 days of off-hire incurred as a result of a COVID-19 outbreak on the Raquel Knutsen in February 2022, which was quickly contained with no serious ill-health caused to any persons affected, we have not had any material service interruptions on our time-chartered vessels as a result of COVID-19 in 2022.

Operational Review

The Partnership’s vessels operated throughout the first quarter of 2022 with 99.7% utilization for scheduled operations and 92.8% utilization taking into account the scheduled drydockings of the Tordis Knutsen, the Anna Knutsen and the Vigdis Knutsen which, together, were offhire for 104 days in the first quarter of 2022.

The Bodil Knutsen is currently operating under a time charter contract with Knutsen NYK, which expires in June 2022. On May 11, 2022 the Partnership agreed to extend the charter to Knutsen NYK on the same terms for three further months, with options for Knutsen NYK to extend the time charter by up to nine additional one-month periods.

The Tordis Knutsen successfully completed her planned 5-year special survey drydocking and on February 23, 2022 the vessel commenced a new time charter contract with Petrobras for a fixed period of five months with an option for the charterer to extend the charter by one month.

On February 14, 2022, the Anna Knutsen was redelivered to the Partnership at the start of her mobilization trip to Europe for her planned drydock. The Partnership entered into a new time charter contract for the Anna Knutsen with a wholly owned subsidiary of the French oil major TotalEnergies for two years, with options for the charterer to extend the time charter by up to three further one-year periods. The charter commenced on April 28, 2022, immediately after the vessel returned to Brazil following completion of the drydock.

As anticipated, the Vigdis Knutsen was redelivered by the charterer to the Partnership on March 5, 2022 and on May 3, 2022 she completed her planned 5-year special survey drydocking. The vessel is expected to be back in Brazil before the end of May 2022.

The Windsor Knutsen is expected to be released from her time charter with PetroChina on or around June 10, 2022 to start on her mobilization trip to Europe for her planned 15-year special survey drydocking.

The Vigdis Knutsen is expected to be back in Brazil after her drydock before the end of May 2022, and from the time that the Windsor Knutsen is expected to commence her mobilisation trip to her drydock in June, the Partnership expects the Vigdis Knutsen to step-in and fulfill most or all of the remaining period of the existing PetroChina time charter contract, such that PetroChina would retain the use of a vessel throughout. After completion of her drydock the Windsor Knutsen would be available for other employment.

The current time charter for the Brasil Knutsen is expected to end in or around September 2022; however the Partnership is currently negotiating a proposed one-year time charter contract, with options to extend, with an oil major, to commence in or around September 2022.

As previously announced, the Lena Knutsen will be redelivered to the Partnership on or around June 5, 2022 in advance of the commencement of the vessel’s planned 5-year special survey drydocking.

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Financing and Liquidity

As of March 31, 2022, the Partnership had $96.3 million in available liquidity, which consisted of cash and cash equivalents of $41.3 million and $55.0 million of capacity under its revolving credit facilities. The revolving credit facilities mature between August 2023 and November 2023. The Partnership’s total interest-bearing obligations outstanding as of March 31, 2022 were $955.3 million ($948.4 million net of debt issuance costs). The average margin paid on the Partnership’s outstanding debt during the first quarter of 2022 was approximately 2.06% over LIBOR.

As of March 31, 2022, the Partnership had entered into various interest rate swap agreements for a total notional amount of $447.2 million to hedge against the interest rate risks of its variable rate borrowings. As of March 31, 2022, the Partnership receives interest based on three or six-month LIBOR and pays a weighted average interest rate of 1.88% under its interest rate swap agreements, which have an average maturity of approximately 3.5 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of March 31, 2022, the Partnership’s net exposure to floating interest rate fluctuations was approximately $378.8 million based on total interest-bearing contractual obligations of $955.3 million, less the Raquel Knutsen sale and leaseback facility of $88.0 million, less interest rate swaps of $447.2 million, and less cash and cash equivalents of $41.3 million. The Partnership’s outstanding interest-bearing contractual obligations of $955.3 million as of March 31, 2022 are repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
Remainder of 2022	$3,757	$67,897	$—	$71,654
2023	5,177	79,768	225,906	310,851
2024	5,418	38,107	123,393	166,918
2025	5,640	28,372	65,506	99,518
2026	5,887	18,822	219,521	244,230
2027 and thereafter	62,123	—	—	62,122
Total	$88,002	$232,966	$634,326	$955,293

Distributions

On April 13, 2022, the Partnership declared a quarterly cash distribution of $0.52 per common and Class B unit with respect to the quarter ended March 31, 2022 to all common and Class B unitholders of record on April 28, 2022. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Preferred Units with respect to the quarter ended March 31, 2022 in an aggregate amount equal to $1.7 million.

Assets Owned by Knutsen NYK

In October 2020, Knutsen NYK took delivery of Tove Knutsen’s sister vessel, the Synnøve Knutsen. Upon delivery, the vessel operated under a short-term contract with Petrobras in Brazil and then commenced on a 5-year time charter contract with Equinor in February 2022. Equinor has the option to extend the Synnnøve Knutsen charter for up to a further 15 years.

In February 2021, Tuva Knutsen was delivered to Knutsen NYK from the yard and commenced on a 5-year time charter contract with a wholly owned subsidiary of the French oil major TotalEnergies. TotalEnergies has options to extend the charter for up to a further 10 years.

In November 2021, Live Knutsen was delivered to Knutsen NYK from the yard in China and commenced on a 5-year time charter contract with Galp Sinopec for operation in Brazil. Galp has options to extend the charter for up to a further 6 years.

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Knutsen NYK has three additional newbuildings under construction, all of which are secured on long-term charters from delivery.

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

Outlook

As of March 31, 2022, the Partnership’s fleet of seventeen vessels had an average age of 8.3 years and had charters with an average remaining fixed duration of 1.8 years. In addition, the charterers of the Partnership’s time charter vessels had options to extend their charters by an additional 2.4 years on average. As of March 31, 2022, the Partnership had $594 million of remaining contracted forward revenue, excluding options.

The Partnership’s earnings for the second quarter of 2022 will be affected by the planned 5-year special survey drydockings of the Anna Knutsen, the Lena Knutsen and the Vigdis Knutsen, and the planned 15-year special survey drydocking of the Windsor Knutsen. In addition to the costs of the drydocks, the estimated aggregate off hire related to the scheduled drydocking of the above vessels in the second quarter will be approximately 166 days. As with the first quarter, the Partnership’s distribution coverage in the second quarter of 2022 will be affected by such concentrated drydocking; however, the impact is both scheduled and budgeted.

While decisions made in 2019 and 2020 as a result of the impact of the COVID-19 pandemic by the oil industry and our customers to delay and postpone offshore projects in Brazil and the North Sea continue to dampen shuttle tanker demand, we are experiencing early signs of increased activity, particularly in Brazil, that suggests the market is improving. We believe that uncertainty caused by the war in Ukraine, a renewed desire from developed economies for greater immediate and short-term energy security and continuing high oil prices, along with strong production and greater activity in Brazil could contribute to an improvement in demand. In addition, during the first quarter, newbuild vessel prices have increased further and overall trading activity in Brazil and (to a lesser extent) in the North Sea have increased. As a result, we are cautiously optimistic about increasing demand in the shuttle tanker market in the remainder of 2022, although we continue to expect the path to be bumpy.

Vessel newbuild prices are today around 20 to 30% above those prices that were available for a similar vessel throughout 2019, 2020 and even into early 2021, and the Partnership expects these elevated prices to continue for the foreseeable future due to heavy ordering of other types of vessels, notably in the LNG and container vessel markets, and inflationary pressures particularly on labor costs and steel. Such high newbuild prices assist the competitiveness of the Partnership’s fleet during charter renewal discussions, where the ordering of a newbuild vessel might otherwise be a more competitively priced alternative.

Several opportunities are being discussed with customers and the Partnership continues to be optimistic that it can secure further profitable charters for its vessels in the intervening periods and beyond. Due to the niche nature of the shuttle tanker market, the integral role that shuttle tankers play in customers’ supply chains and the absence of speculative ordering (meaning that the vast majority of the global fleet are not ‘in the market’), the Partnership believes that the market is currently exhibiting several factors that work in its favor.

Further, the Board continues to expect significant mid to long-term expansion of deep and ultra-deep water offshore oil production in Pre-salt Brazil, and also some growth in the North Sea and the Barents Sea, and these growth assumptions are supported by publicly announced investment decisions, production sharing agreements and production forecasts made by the Partnership’s customers, including the large number of FPSO orders intended for Brazilian Pre-salt fields and the low marginal costs of oil production in those areas where the Partnership’s vessels operate. The Board believes that these factors will drive demand for existing and for newbuild shuttle tankers and that shuttle tanker demand growth will outpace net shuttle tanker supply growth in the mid to long-term. As such, the Board remains positive with respect to the mid-to-long-term outlook for the shuttle tanker market and remains of the view that any near-to-mid-term market softness is largely transitory in nature.

The Partnership has not experienced any direct impact on its business from the Russian invasion of Ukraine. The Partnership continues to monitor the situation closely and is mindful that there may be welfare concerns, restrictions or logistical challenges in respect of the limited number of Ukrainian and Russian crew members that work across its fleet today. The Partnership recognizes that the invasion may also lead to further regional and international conflicts and it is possible that such conflicts could disrupt supply chains and cause instability in the global economy in the future.

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About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of the North Sea and Brazil.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

The Partnership plans to host a conference call on Thursday, May 12, 2022 at 11 AM (Eastern Time) to discuss the results for the first quarter of 2022, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•	By dialing 1-844-200-6205 from the US, dialing 1-833-950-0062 from Canada or 1-929-526-1599 if outside North America (please ask to be joined into the KNOT Offshore Partners LP call or use the access code 515296).

•	By accessing the webcast on the Partnership’s website: www.knotoffshorepartners.com.

May 11, 2022

KNOT Offshore Partners LP

Aberdeen, United Kingdom

Questions should be directed to:

Gary Chapman (by telephone +44 1224 618 420, or via email at ir@knotoffshorepartners.com)

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
(U.S. Dollars in thousands)	March 31, 2022	December 31, 2021	March 31, 2021
Time charter and bareboat revenues	$65,187	$70,637	$65,598
Loss of hire insurance recoveries	—	1,154	5,882
Other income	9	342	1
Total revenues	65,196	72,133	71,481
Vessel operating expenses	20,061	18,501	18,560
Depreciation	25,937	25,974	23,684
General and administrative expenses	1,698	1,633	1,621
Total operating expenses	47,696	46,108	43,865
Operating income (loss)	17,500	26,025	27,616
Finance income (expense):
Interest income	2	—	—
Interest expense	(6,725)	(6,646)	(7,372)
Other finance expense	(209)	(337)	(159)
Realized and unrealized gain (loss) on derivative instruments (1)	16,357	4,146	8,011
Net gain (loss) on foreign currency transactions	67	60	48
Total finance income (expense)	9,492	(2,777)	528
Income (loss) before income taxes	26,992	23,248	28,144
Income tax benefit (expense)	(212)	(115)	(3)
Net income	$26,780	$23,133	$28,141
Weighted average units outstanding (in thousands of units):
Common units	33,754	33,659	32,694
Class B units (2)	543	626	—
General Partner units	640	640	615

(1)	Realized gain (loss) on derivative instruments relates to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gain (loss) on derivative instruments relates to changes in the fair value of such derivative instruments, as detailed in the table below.

(2)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK, and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s incentive distribution rights (“IDRs”), in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). As of March 31, 2022, 168,270 of the Class B Units had been converted to common units.

	Three Months Ended
(U.S. Dollars in thousands)	March 31, 2022	December 31, 2021	March 31, 2021
Realized gain (loss):
Interest rate swap contracts	$(1,852)	$(2,200)	$(3,910)
Foreign exchange forward contracts	—	—	—
Total realized gain (loss):	(1,852)	(2,200)	(3,910)
Unrealized gain (loss):
Interest rate swap contracts	18,209	6,346	11,921
Foreign exchange forward contracts	—	—	—
Total unrealized gain (loss):	18,209	6,346	11,921
Total realized and unrealized gain (loss) on derivative instruments:	$16,357	$4,146	$8,011

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UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At March 31, 2022	At December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$41,287	$62,293
Amounts due from related parties	2,857	2,668
Inventories	3,862	3,306
Derivative assets	689	—
Other current assets	11,713	5,626
Total current assets	60,408	73,893

Long-term assets:
Vessels, net of accumulated depreciation	1,579,911	1,598,106
Right-of-use assets	2,581	2,742
Intangible assets, net	—	75
Derivative assets	9,401	1,015
Accrued income	1,023	1,450
Total Long-term assets	1,592,916	1,603,388
Total assets	$1,653,324	$1,677,281

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$6,073	$3,872
Accrued expenses	10,706	6,429
Current portion of long-term debt	88,669	88,578
Current lease liabilities	652	648
Current portion of derivative liabilities	1,857	6,754
Income taxes payable	714	548
Current portion of contract liabilities	1,518	1,518
Prepaid charter	—	6,186
Amount due to (from) related parties	(1,706)	1,424
Total current liabilities	108,483	115,957

Long-term liabilities:
Long-term debt	859,755	878,548
Lease liabilities	1,929	2,093
Derivative liabilities	25	4,260
Contract liabilities	272	651
Deferred tax liabilities	234	228
Deferred revenues	2,698	2,529
Total long-term liabilities	864,913	888,309
Total liabilities	973,396	1,004,266
Commitments and contingencies
Series A Convertible Preferred Units	84,308	84,308
Equity:
Partners’ capital:
Common unitholders	576,811	568,762
Class B unitholders (1)	8,190	9,453
General partner interest	10,619	10,492
Total partners’ capital	595,620	588,707
Total liabilities and equity	$1,653,324	$1,677,281

(1)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. As of March 31, 2022, 168,270 of the Class B Units had been converted to common units.

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UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners' Capital			Accumulated		Series A
(U.S. Dollars in thousands)	Common Units	Class B Units	General Partner Units	Other Comprehensive Income (Loss)	Total Partners' Capital	Convertible Preferred Units
Consolidated balance at December 31, 2020	$597,390	$—	$10,895	$—	$608,285	$89,264
Net income	25,855	—	486	—	26,341	1,800
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(17,701)	—	(333)	—	(18,034)	(1,800)
Consolidated balance at March 31, 2021	$605,544	$—	$11,048	$—	$616,592	$89,264

Consolidated balance at December 31, 2021	$568,762	$9,453	$10,492	$—	$588,707	$84,308
Net income	24,250	370	460	—	25,080	1,700
Other comprehensive income	—		—	—	—	—
Conversion of Class B units to common units (1)	1,327	(1,327)	—	—	—	—
Cash distributions	(17,528)	(306)	(333)	—	(18,167)	(1,700)
Consolidated balance at March 31, 2022	$576,811	$8,190	$10,619	$—	$595,620	$84,308

(1)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. As of March 31, 2022, 168,270 of the Class B Units had been converted to common units.

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UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended March 31,
(U.S. Dollars in thousands)	2022	2021
OPERATING ACTIVITIES
Net income (1)	$26,780	$28,140
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	25,937	23,684
Amortization of contract intangibles / liabilities	(304)	(228)
Amortization of deferred debt issuance cost	600	1,102
Drydocking expenditure	(7,398)	(3,289)
Income tax expense	212	3
Income taxes paid	(58)	(74)
Unrealized (gain) loss on derivative instruments	(18,209)	(11,921)
Unrealized (gain) loss on foreign currency transactions	(45)	(60)
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	(189)	4,520
Decrease (increase) in inventories	(556)	40
Decrease (increase) in other current assets	(6,063)	(4,291)
Decrease (increase) in accrued revenue	427	350
Increase (decrease) in trade accounts payable	2,191	2,222
Increase (decrease) in accrued expenses	4,278	3,411
Increase (decrease) prepaid charter	(6,186)	4,375
Increase (decrease) in amounts due to related parties	(3,130)	(135)
Net cash provided by operating activities	18,287	47,849

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(173)	(6,726)
Net cash used in investing activities	(173)	(6,726)

FINANCING ACTIVITIES
Proceeds from long-term debt	—	94,300
Repayment of long-term debt	(19,302)	(106,670)
Payment of debt issuance cost	—	(1,478)
Cash distributions	(19,868)	(19,834)
Net cash used in financing activities	(39,170)	(33,682)
Effect of exchange rate changes on cash	50	(5)
Net increase (decrease) in cash and cash equivalents	(21,006)	7,436
Cash and cash equivalents at the beginning of the period	62,293	52,583
Cash and cash equivalents at the end of the period	$41,287	$60,019

(1)	Included in net income is interest paid amounting to $6.0 and $6.3 million for the three months ended March 31, 2022 and 2021, respectively.

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APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, write-downs, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Preferred Units, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to the common unitholders, the Class B unitholders and the Partnership’s general partner. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended March 31, 2022 (unaudited)	Three Months Ended December 31, 2021 (unaudited)
Net income (loss)	$26,780	$23,133
Add:
Depreciation	25,937	25,974
Other non-cash items; amortization of deferred debt issuance cost	600	624
Other non-cash items; accrued revenue	427	358
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(19,057)	(18,559)
Distribution to Series A Preferred Units	(1,700)	(1,700)
Other non-cash items; deferred revenue	(304)	(228)
Unrealized gain from interest rate derivatives and foreign exchange currency contracts	(18,209)	(6,346)
Distributable cash flow	$14,475	$23,256
Distributions declared	$18,168	$18,168
Distribution coverage ratio (1)	0.80	1.28

(1)	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented. The distribution coverage ratio in the first quarter of 2022 was primarily affected by the offhire in connection with the scheduled drydocking for the Tordis Knutsen, the Anna Knutsen and the Vigdis Knutsen.

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EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, write-downs, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, write-downs and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended
(U.S. Dollars in thousands)	March 31, 2022 (unaudited)	December 31, 2021 (unaudited)
Net income	$26,780	$23,133
Interest income	(2)	—
Interest expense	6,725	6,646
Depreciation	25,937	25,974
Income tax expense	212	115
EBITDA	59,652	55,868
Other financial items (a)	(16,215)	(3,869)
Adjusted EBITDA	$43,437	$51,999

(a)	Other financial items consist of other finance income (expense), realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

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FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

·	the length and severity of the outbreak of COVID-19, including its impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;

·	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

·	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

·	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

·	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

·	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and Class B units and to make distributions on its Series A Preferred Units and the amount of any such distributions;

·	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

·	KNOT Offshore Partners’ anticipated growth strategies;

·	the effects of a worldwide or regional economic slowdown;

·	turmoil in the global financial markets;

·	fluctuations in currencies and interest rates;

·	fluctuations in the price of oil;

·	general market conditions, including fluctuations in hire rates and vessel values;

·	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

·	the length and cost of drydocking;

·	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

·	the repayment of debt and settling of any interest rate swaps;

·	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

·	planned capital expenditures and availability of capital resources to fund capital expenditures;

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·	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

·	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

·	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;

·	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

·	timely purchases and deliveries of newbuilds;

·	future purchase prices of newbuilds and secondhand vessels;

·	any impairment of the value of KNOT Offshore Partners’ vessels;

·	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

·	acceptance of a vessel by its charterer;

·	the impact of the recent Russian invasion of Ukraine;

·	termination dates and extensions of charters;

·	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

·	availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;

·	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

·	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

·	estimated future capital expenditures;

·	Marshall Islands economic substance requirements;

·	KNOT Offshore Partners’ ability to retain key employees;

·	customers’ increasing emphasis on climate, environmental and safety concerns;

·	potential liability from any pending or future litigation;

·	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

·	future sales of KNOT Offshore Partners’ securities in the public market;

·	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

·	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2021 and subsequent annual reports on Form 20-F and reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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